UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

ACCESS ANYTIME BANCORP, INC

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00431F 10 5

(CUSIP Number)

Norman R. Corzine

P.O. Box 16810

Albuquerque, NM 87191

(505) 299-0900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February  24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Norman R. Corzine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 82,292

	8.	Shared Voting Power 150,151

	9.	Sole Dispositive Power 82,292

	10.	Shared Dispositive Power 43,458

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 232,443

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
13.6% based on (i) 125,750 divided by a denominator of (a) 1,698,469 outstanding on March 1, 2005, plus (b) 29,400 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 106,693 unallocated ESOP shares divided by a denominator of 1,698,469.

14.	Type of Reporting Person (See Instructions) IN

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

ACCESS ANYTIME BANCORP, INC

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00431F 10 5

(CUSIP Number)

Kenneth J. Huey, Jr.

P.O. Box 1569

Clovis, NM 88102

(505) 762-4417

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February  24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth J. Huey, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,267

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,267

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,267

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
4.7% based on 82,267 divided by a denominator of (a) 1,698,469 outstanding on March 1, 2005, plus (b) 35,900 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

14.	Type of Reporting Person (See Instructions) IN

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

ACCESS ANYTIME BANCORP, INC

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00431F 10 5

(CUSIP Number)

Robert Chad Lydick

P.O. Box 728

Clovis, NM 88102

(505) 762-3771

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February  24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Chad Lydick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 187,870

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 81,177

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
11.1% based on (i) 81,177 divided by a denominator of (a) 1,698,469 outstanding on March 1,  2005, plus (b) 3,480 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 106,693 unallocated ESOP shares divided by a denominator of 1,698,469.

14.	Type of Reporting Person (See Instructions) IN

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

ACCESS ANYTIME BANCORP, INC

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00431F 10 5

(CUSIP Number)

David Ottensmeyer, M.D.

102 Crofton Court

Fairhope, AL

(334) 990-4488

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February  24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Ottensmeyer, M.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 141,273

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,273

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
8.3% based on (i) 34,580 divided by a denominator of (a) 1,698,469  outstanding on March 1, 2005, plus (b) 4,080 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 106,693 unallocated ESOP shares divided by a denominator of 1,698,469.

14.	Type of Reporting Person (See Instructions) IN

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

ACCESS ANYTIME BANCORP, INC

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00431F 10 5

(CUSIP Number)

Allan M. Moorhead

8322 Washington Place, NE

Albuquerque, NM 87113

(505) 821-2563

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February  24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Allan M. Moorhead

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 132,751

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 26,058

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,751

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
7.8% based on (i) 26,058 divided by a denominator of (a) 1,698,469 outstanding on March 1, 2005, plus (b) 4,080 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 106,693 unallocated ESOP shares divided by a denominator of 1,698, 469.

14.	Type of Reporting Person (See Instructions) IN

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

ACCESS ANYTIME BANCORP, INC

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00431F 10 5

(CUSIP Number)

Don K. Padgett

P.O. Box 16810

Albuquerque, NM 87191

(505) 343-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February  24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Don K. Padgett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,287

	8.	Shared Voting Power 106,693

	9.	Sole Dispositive Power 68,287

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,980

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
10.2% based on (i) 68,287 divided by a denominator of (a) 1,698,469 outstanding on March 1, 2005, plus (b) 45,000 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 106,693 unallocated ESOP shares divided by a denominator of 1,698,469.

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement on Schedule 13D relates is the common stock $.01 par value, of Access Anytime BanCorp, Inc., P.O. Box 16810, 5210 Eubank Blvd. NE, Albuquerque, NM 87111.

Item 2.	Identity and Background
(a) NAME:	(1) Norman R. Corzine (2) Kenneth J. Huey, Jr. (3) Robert Chad Lydick (4) Allan M. Moorhead (5) David Ottensmeyer, M.D. (6) Don K. Padgett
(b) BUSINESS ADDRESS:

(1) PO Box 16810, 5210 Eubank NE, Albuquerque, NM 87191

(2) PO Box 1569, 801 Pile Street, Clovis, NM 88101

(3) PO Box 728, Clovis, NM 88102

(4) 8322 Washington Place, NE, Albuquerque, NM  87113

(5) 102 Crofton Ct, Fairhope, AL 36532

(6) PO Box 16810, 7101 B Jefferson NE, Albuquerque, NM 87191

(c) PRINCIPAL OCCUPATION:

(1)    Access Anytime BanCorp, Inc./PO Box 16810, Albuquerque, NM 87191
Chairman of the Board/CEO

(2)    Access Anytime BanCorp, Inc./PO Box 1569, Clovis, NM 88102
Executive Vice President and CFO

(3)    Lydick Engineers and Surveyors, Inc., Inc./PO Box 1358, Clovis, NM 88102
President

(4)    Mechanical Representatives, Inc./8322 Washington, Pl, NE, Albuquerque, NM 87113
Chairman & CEO

(5)    Retired Healthcare Consultant
102 Crofton Ct., Fairhope, AL  36532

(6)    Access Anytime BanCorp, Inc./PO Box 16810, Albuquerque, NM 87191
President

(d)	(1) No (2) No (3) No (4) No (5) No (6) No
(e)	(1) No (2) No (3) No (4) No (5) No (6) No
(f)	(1) USA (2) USA (3) USA (4) USA (5) USA (6) USA

2

Item 3.	Source and Amount of Funds or Other Consideration

On May 1, 2000, 240,000 shares were purchased by a leveraged ESOP with an ESOP loan in the amount of $1,350,000 from The Frost National Bank, San Antonio, Texas.  The persons filing this statement are the members of the ESOP Committee (reflecting a change in the composition of the ESOP Committee), which controls voting of the unallocated ESOP shares (i.e., shares which have not been allocated to participants).  The Schedule 13D filing made on March 30, 2001 by the ESOP Committee reflected 16,000 shares that had been allocated and 224,000 that were unallocated.  The amendments filed on March 13, 2002, March 7, 2003 and February 17, 2004 each reflected the allocation of 32,000 shares to participants.  This amendment reflects the allocation of an additional 21,307 shares to the participants, thereby reducing the shares over which the ESOP Committee has shared voting power.  133,307 shares have been allocated and 106,693 are currently unallocated.

In addition, the other shares shown as beneficially owned by each person are those shares not related to their membership on the ESOP Committee.

Item 4.	Purpose of Transaction

The reporting persons are the members of the ESOP Committee (reflecting a change in the composition of the ESOP Committee), which controls voting of the unallocated shares in the ESOP and are therefore deemed to be the beneficial owners with shared voting power over the 106,693 unallocated ESOP shares.  The reporting persons have no dispositive power over such unallocated shares.  The purpose of the overall plan transaction is the funding of a leveraged ESOP for employees of the issuer and its subsidiary.  The original Schedule 13D filing resulted from the naming of the reporting persons to the ESOP Committee. This amendment is triggered by changes (reductions) in individual beneficial ownerships of more than 1% since the previous filing, resulting from the allocation of shares to participants.  On January 30, 2004, Mr. Padgett replaced Mr. Huey on the Committee.  This filing also reflects that Mr. Huey’s beneficial ownership is now less than 5%.  Should Mr. Huey’s ownership level attain 5% or more in the future, a separate 13D filing would be made for him as he is no longer part of the ESOP Committee.

The report on allocations of shares to participants that enabled the calculations to be made for this amendment was delivered by the ESOP Trustee to the Company on February 24, 2005.  The ESOP Trustee amended the report on allocations on March 4, 2005.

Item 5.	Interest in Securities of the Issuer

Please refer to Cover Page.

Mr. Norman R. Corzine has 29,400 in AABC Options

Mr. Kenneth J. Huey, Jr. has 35,900 in AABC Options

Mr. Robert Chad Lydick has 3,480 in AABC Options

Mr. Allan Moorhead has 4,080 in AABC Options

Dr. David Ottensmeyer has 4,080 in AABC Options

Mr. Don K. Padgett has 45,000 in AABC Options

3

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

106,693 shares are unallocated shares held in a leveraged ESOP (i.e., shares which have not been allocated to plan participants), a qualified plan under ERISA, for employees of the issuer and its subsidiary.  The Trustee of the ESOP is REDW Benefits, LLC, Albuquerque, NM.    The reporting persons do not have dispositive control over these shares.  The shares were pledged as security for the ESOP loan to the ESOP Trust, and the ESOP loan was guaranteed by the issuer.  The lending bank was The Frost National Bank, San Antonio, Texas.  The reporting persons are members of the Board of Directors of the Company and have no plans or proposals of the type described in subparagraph (a) through (j) of Item 4, except as to be disclosed in the Company’s Proxy Statement which is to be mailed around March 25, 2005.

Item 7.	Material to Be Filed as Exhibits

Profit Sharing and Employee Stock Ownership Plan of ACCESSBANK (formerly FIRSTBANK), dated October 18, 2000 (incorporated by reference from the Company’s Annual Report on form 10-KSB for the year ended December 31, 2000, SEC File No. 0-28894).

Amendment Number One to Profit Sharing and Employee Stock Ownership Plan of ACCESSBANK (formerly FIRSTBANK) (incorporated by reference from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2001, SEC File No. 0-28894).

Amendment Number Two to Profit Sharing and Employee Stock Ownership Plan of ACCESSBANK (formerly FIRSTBANK) (incorporated by reference from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2001, SEC File No. 0-28894).

Amendment Number Three to Profit Sharing and Employee Stock Ownership Plan of ACCESSBANK (formerly FIRSTBANK) (incorporated by reference from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2001, SEC File No. 0-28894).

Amendment Number Four to Profit Sharing and Employee Stock Ownership Plan of  ACCESSBANK (formerly FIRSTBANK) (incorporated by referenced from the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003, SEC File No. 0-28894).

Amendment Number Five to Profit Sharing and Employee Stock Ownership Plan of ACCESSBANK (formerly FIRSTBANK) (incorporated by referenced from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003, SEC File No. 0-28894).

Amendment Number Six to Profit Sharing and Employee Stock Ownership Plan of ACCESSBANK (formerly FIRSTBANK) (incorporated by referenced from the Company’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, SEC File No. 0-28894).

Amendment Number Seven to Profit Sharing and Employee Stock Ownership Plan of ACCESSBANK (formerly FIRSTBANK) (incorporated by referenced from the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004, SEC File No. 0-28894).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2005
Date
/s/ Norman R. Corzine
Signature
Norman R. Corzine, Chairman of the Board/CEO
Name/Title

4

March 15, 2005
Date
/s/ Kenneth J. Huey, Jr.
Signature
Kenneth J. Huey, Jr., Executive Vice President/CFO
Name/Title

March 15, 2005
Date
/s/ Robert Chad Lydick
Signature
Robert Chad Lydick, Director
Name/Title

March 15, 2005
Date
/s/ Allan M. Moorhead
Signature
Allan M. Moorhead, Director
Name/Title

March 15, 2005
Date
/s/ David Ottensmeyer
Signature
David Ottensmeyer, Director
Name/Title

March 15, 2005
Date
/s/ Don K. Padgett
Signature
Don K. Padgett, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.

5